                                 GRAUBARD MILLER
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-818-8800

                                  June 4, 2007

Mr. John Reynolds

   Re:  Courtside Acquisition Corp.
        Amendment No. 1 to Proxy Statement on Schedule 14A
        Filed May 9, 2007
        File No. 000-32549

Dear Mr. Reynolds:

     On behalf of Courtside Acquisition Corp. (the "Company" or "Courtside"), we
respond as follows to the Staff's comment letter dated May 29, 2007 to the above-captioned Preliminary Proxy Statement. Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the prior filing made on May 9, 2007. We are also delivering three courtesy copies of such marked proxy statement to Mr.
Jay Williamson, together with the supplemental materials identified in this letter. Please note that, for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

GENERAL

1.   IN RESPONSE TO PRIOR COMMENT ONE, YOU INDICATE THAT MEETINGS INCLUDE
     INVESTORS AND PERSONS WHO MIGHT BE INTERESTED IN PURCHASING YOUR
     SECURITIES. PLEASE DESCRIBE THE SUBSTANCE OF THE MEETINGS. WITH RESPECT TO
     THE POTENTIAL INVESTORS, TELL US THE REASONS FOR THEIR PARTICIPATION AND
     DESCRIBE ANY DISCUSSIONS, ARRANGEMENTS OR UNDERSTANDINGS CONCERNING THE
     METHODS THROUGH WHICH THEY MAY BECOME SECURITYHOLDERS.

     The meetings introduced Courtside's and ACN's management to persons believed to have an interest in Courtside's acquisition of ACN's assets. The purpose was to explain to those persons the business and operations of ACN as well as the terms of the purchase agreement. There were no discussions, arrangements or understandings concerning the methods through which they may become securityholders, other than indicating that Courtside shares were traded on the AMEX.

2.   PLEASE DESCRIBE ANY WRITTEN OUTLINES, INSTRUCTIONS OR MATERIALS USED BY ANY
     PERSON FOR THESE MEETINGS, THROUGH PERSONAL INTERVIEW, TELEPHONE, OR
     OTHERWISE. SEE RULES 14A-6(B) AND (C) OF THE EXCHANGE ACT OF 1934.

     No written outlines, instructions or materials were used by any person other than the preliminary proxy statement and slide presentations and press releases that were filed as exhibits to Current Reports on Form 8-K.

Mr. John Reynolds
June 4, 2007

3.   WITH RESPONSE TO DISCUSSIONS WITH POTENTIAL INVESTORS, DESCRIBE THE
     CONTACTS WITH SUCH PERSONS OR ENTITIES AND PROVIDE AN ANALYSIS REGARDING
     WHETHER SUCH CONTACTS ARE OFFERS UNDER THE SECURITIES ACT.

     As we stated in our prior response letter, we do not believe the activities in question constitute the making of offers to sell Courtside securities. We will shortly furnish you separately with our analysis to this effect.

NOTICE OF SPECIAL MEETING

4.   PLEASE REVISE YOUR DISCLOSURE UNDER ITEM (1) TO INDICATE THE RANGE OF
     INDEBTEDNESS, QUANTIFYING THE MAXIMUM, THAT YOU MAY BE REQUIRED TO INCUR IN
     ORDER TO FUND THE CASH PORTION OF THE ACQUISITION PRICE. IN THIS REGARD WE
     REISSUE OUR PRIOR COMMENT SEVEN;

          A.   PLEASE  REVISE ITEM (1) TO QUANTIFY THE TOTAL  CONSIDERATION  AND
               "CERTAIN  LIABILITIES."  THE  PARAGRAPH  SHOULD ALSO QUANTIFY THE
               APPROXIMATE  AMOUNT OF DEBT  NECESSARY  TO  SUPPLEMENT  THE TRUST
               ASSETS AND COVER THE PURCHASE PRICE.  IN THIS REGARD,  REVISE THE
               THIRD BULLET POINT ON PAGE THREE AND  ELSEWHERE TO INDICATE  THAT
               ADDITIONAL FINANCING COMMITMENTS ARE NECESSARY INSTEAD OF STATING
               THAT THEY "MAY" BE USED TO FUND A PORTION OF THE ACQUISITION.

     The disclosure on the first page of the Notice of Special Meeting has been revised to disclose the information requested regarding indebtedness.

SUMMARY OF THE MATERIAL TERMS OF THE ACQUISITION, PAGE 1

5.   WE NOTE YOUR DISCLOSURE ON PAGE TWO THAT YOU WILL BE RESPONSIBLE FOR
     BRINGING INDEMNIFICATION CLAIMS AGAINST THE SELLERS IN THE COLUMBUS
     ACQUISITION AGREEMENT. IN AN APPROPRIATE SECTION, PLEASE CLARIFY WHAT ROLE,
     IF ANY, YOUR EXISTING MANAGEMENT TEAM PLAYED IN THE RELATED NEGOTIATIONS.
     IF YOUR EXISTING MANAGEMENT DID NOT CONDUCT ANY DUE DILIGENCE RELATED TO
     THIS ACQUISITION, YOU SHOULD CLARIFY THIS FACT AND EXPLAIN THE POTENTIAL
     RISKS TO INVESTORS.

     We have added disclosure on the issues addressed in the comment on page 61 of the proxy statement, in the section entitled "The Acquisition Proposal -
Background of the Acquisition." In addition, we have added a separate risk factor on page 29.

6.   WE NOTE YOUR RESPONSE TO COMMENT 11 AND REVISED DISCLOSURE ON PAGE ONE.
     PLEASE ADVISE US OF THE NATURE AND APPROXIMATE AMOUNT OF UNQUANTIFIABLE
     LIABILITIES THAT ARE ANTICIPATED.

     We advise the Staff supplementally that the unquantifiable liabilities are the various obligations under assumed contracts that do not involve the payment of money. The assumed obligations involving the payment of money, such as lease and service payments, have been

Mr. John Reynolds
June 4, 2007

quantified for the remainder of 2007 and 2008, which information is disclosed on page 12 of the proxy statement.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS, PAGE 3

7.   WE DO NOT BELIEVE THAT THE COMPANY'S RESPONSE TO OUR PRIOR COMMENT 14 IS
     SUFFICIENT. IN REISSUING OUR COMMENT PLEASE NOTE THAT "INFORMATION
     SUPPORTING THOSE BELIEFS" SHOULD INCLUDE THE ACTUAL INFORMATION PROVIDED TO
     YOU, NOT MERELY A REFERENCE INDICATING THAT INFORMATION WAS PROVIDED. OUR
     PRIOR COMMENT WAS:

          A.   YOUR CURRENT DISCLOSURE ON PAGE FOUR AND ELSEWHERE INCLUDES
               STATEMENTS CONCERNING MANAGEMENT'S BELIEF THAT ACN "HAS IN PLACE
               THE INFRASTRUCTURE FOR STRONG BUSINESS OPERATIONS AND TO ACHIEVE
               GROWTH ..." AND PROVIDES YOUR SHAREHOLDERS "WITH AN OPPORTUNITY
               TO PARTICIPATE IN A COMPANY WITH SIGNIFICANT GROWTH POTENTIAL."
               ANY STATEMENTS CONTAINED IN YOUR SCHEDULE 14A CONCERNING
               MANAGEMENT'S BELIEFS, PARTICULARLY THOSE CONCERNING THE FUTURE,
               SHOULD BE ACCOMPANIED BY EITHER: (1) INFORMATION SUPPORTING THOSE
               BELIEFS OR (2) APPROPRIATE QUALIFYING LANGUAGE. PLEASE REVISE
               YOUR DISCLOSURE THROUGHOUT.

     The information supporting the beliefs of the statements made on page 5 of the proxy statement are set forth on pages 65 through 72 of the proxy statement in the section of the proxy statement entitled "The Acquisition Proposal -
Factors Considered by Courtside's Board of Directors." We believe that to repeat this information in a summary section would add undue length and complexity to the Questions and Answers section, particularly with respect to what is only one narrow element of disclosure already contained elsewhere in the proxy statement.
We have moved the cross reference closer to the referenced text so that the intended purpose of the cross reference is clearer to readers.

SUMMARY OF THE PROXY STATEMENT, PAGE 9

8.   PLEASE CLARIFY WHETHER MESSRS, GOLDSTEIN AND GREENWALD HAVE WAIVED
     REPAYMENT OF THE $318,000 ADVANCED BY THEM IN THE EVENT THAT THE COMPANY
     DOES NOT CONSUMMATE THE TRANSACTION AND IS DISSOLVED.

     Messrs. Goldstein and Greenwald have waived their right to make claims against the trust account funds in respect of the loans made by them, which is disclosed on page 10 of the proxy statement.

9.   WE NOTE YOUR RESPONSES TO COMMENTS NINE AND 39. PLEASE REVISE THE SECOND
     PARAGRAPH ON PAGE 10 AND THE BEGINNING OF THE BUSINESS DISCUSSION FOR ACN
     TO CLARIFY AND QUANTIFY THE AMOUNT OF REVENUES DERIVED FROM HOME DELIVERY.
     CURRENTLY IT IS UNCLEAR HOW YOUR HOUSEHOLD CIRCULATION NUMBER RELATES TO
     THE BULK OF YOUR BUSINESS, WHICH DOES NOT APPEAR TO INVOLVE HOME DELIVERY.

Mr. John Reynolds
June 4, 2007

     The referenced disclosure has been revised as requested on pages 11, 126 and 150 of the proxy statement.

10.  IN YOUR RESPONSE TO OUR PRIOR COMMENT 25 YOU INDICATE THAT IT IS
     CAPITALINK'S VIEW THAT ITS OPINION MAY ONLY BE RELIED UPON BY THE BOARD,
     AND NOT BY THE SHAREHOLDERS. TELL US WHETHER CAPITALINK CONSISTENTLY TAKES
     THIS VIEW IN ALL OF ITS OPINIONS REGARDING SPACS AND OTHER TRANSACTIONS,
     AND EXPLAIN FOR US WHY THE PARTIES OPTED TO EXCLUDE SHAREHOLDER RELIANCE IN
     THIS INSTANCE.

     We are advised by Capitalink that it has consistently taken this view in all of its opinions, including SPAC transactions. Courtside acceded to
Capitalink's position because it was made a condition by Capitalink to its engagement and believes that it is a generally accepted practice of issuers of such opinions.

11.  PLEASE REVISE YOUR DISCUSSION UNDER "THE ACQUISITION" TO DISCLOSE THE
     ACTUAL TOTAL AMOUNT OF LIABILITIES AND CONTRACTUAL OBLIGATIONS BEING
     ASSUMED BY ACN AS PART OF THE COLUMBUS PURCHASE. IN THIS REGARD YOUR PAGE
     13 DISCUSSION SHOULD BE CLARIFIED AND CONSOLIDATE ANY DUPLICATIVE
     DISCLOSURE FROM PAGE 12.

     The referenced disclosure has been revised as requested on pages 12 and 13 of the proxy statement.

12.  PLEASE REVISE THE FIRST BULLET POINT ON PAGE 18 TO IDENTIFY THE VENDORS AND
     SERVICE PROVIDERS THAT HAVE PROVIDED WAIVERS.

     We supplementally advise the Staff that the vendors and services providers that have provided waivers are our firm, Graubard Miller, Courtside's counsel,
Alpine Capital LLC, from whom Courtside rents space and receives administrative services, Ernst & Young LLP, which has provided due diligence assistance, and
Capitalink L.C., which has provided fairness opinions to Courtside. The waivers by Ernst & Young and Capitalink covered their fees and expenses but not their rights to indemnification. We believe that disclosure of the foregoing in the proxy statement would not materially enhance a reader's ability to make an informed judgment about the proposed transaction and respectfully request that it not be so disclosed.

RISK FACTORS, PAGE 27

13.  PLEASE CLARIFY THE MEANING OF YOUR STATEMENT ON PAGE 31 THAT "[C]ONVERSIONS
     IN EXCESS OF APPROXIMATELY 1.7% (51,350,000) WILL LIKELY REQUIRE [YOU] TO
     SEEK FURTHER DEBT OR EQUITY FINANCING TO BE ABLE TO CLOSE THE ACQUISITION."
     DOES THIS MEAN THAT YOU MAY BE REQUIRED TO BORROW BEYOND THE $152,000,000
     FINANCING COMMITMENT? ALSO, PLEASE REVISE THIS RISK FACTOR TO INDICATE THE
     AMOUNT OF CASH EXPECTED TO BE AVAILABLE TO THE COMPANY IMMEDIATELY
     FOLLOWING THE MERGER AFTER THE PAYMENT OF MERGER RELATED COSTS AND
     EXPENSES. PLEASE REVISE THE COVER PAGE AND SUMMARY CONSISTENT WITH THIS
     COMMENT.

     A new subsection entitled "Additional Financing Requirements" has been added on page 54. In addition, the disclosures on page 32, the cover page and summary have been revised to address the issues raised in this comment.

Mr. John Reynolds
June 4, 2007

14.  PLEASE REVISE THE RISK FACTOR "OUR INDEBTEDNESS COULD . . ." TO PROVIDE A
     CLEARER DEFINITION OF "EXCESS CASH FLOW" AND DISTINGUISH IT FROM YOUR
     STATEMENT OF CASH FLOWS PRESENTATION. IN THIS RESPECT YOUR RISK FACTOR
     DISCLOSURE DOES NOT APPEAR TO INCLUDE BORROWING UNDER THE SENIOR NOTES.
     PLEASE ADVISE OR REVISE.

     The referenced risk factor has been revised on page 28 to address the issue raised in this comment.

15.  IT APPEARS THAT ACN'S DEBT OBLIGATIONS WILL MORE THAN DOUBLE AS A RESULT OF
     THE PROPOSED TRANSACTION. PLEASE ADDRESS THE INCREASE IN DEBT OBLIGATIONS,
     WHICH DOES NOT APPEAR TO CORRESPOND TO AN INCREASE IN ACN ASSETS (APART
     FROM THE COLUMBUS OPERATIONS), IN QUANTIFIED TERMS.

     The disclosure on page 28 of the proxy statement has been revised to address the issues raised in this comment.

16.  WE REISSUE PRIOR COMMENT 33. IT IS UNCLEAR WHAT PRACTICAL DIFFERENCE EXISTS
     BETWEEN THE REPRESENTATION THAT COURTSIDE WILL HAVE RECEIVED A FINANCING
     COMMITMENT AND AN ACTUAL FINANCING COMMITMENT. PLEASE REVISE ACCORDINGLY.

     The proxy statement has been revised on pages 2, 28 and 49 to describe
Courtside's representation.

17.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 41. PLEASE REVISE THE CAPTION AS
     REQUESTED AND DESCRIBE IN QUANTIFIED TERMS THE CONSEQUENCES OF A BREACH BY
     COURTSIDE OF ITS OBLIGATIONS IF MORE THAN 1.7% OF SHAREHOLDERS CONVERT AND
     COURTSIDE IS UNABLE TO FIND SUFFICIENT ADDITIONAL FINANCING.

     The risk factor, including the caption, has been revised on page 32 to address the issues raised by this comment.

18.  WE NOTE THE REVISED RISK FACTOR "THE EXERCISE OF OUR DIRECTORS' AND
     OFFICERS DISCRETION . . . ." ON PAGE 33. PLEASE ADVISE US OF THE CONDITIONS
     THAT COURTSIDE ANTICIPATES MAY BE THE SUBJECT OF A WAIVER REQUEST. ADVISE
     US OF COURTSIDE'S PLANS REGARDING A SOLICITATION OF PROXIES IN THE EVENT OF
     SUCH A WAIVER REQUEST.

     At this time, Courtside does not anticipate that it will be requested by
ACN to waive any of the conditions to Courtside's obligations to consummate the transactions contemplated by the purchase agreement. Should such a situation arise prior to the closing, Courtside will determine its plans regarding a solicitation of proxies based upon the facts and circumstances giving rise to the request, including the materiality of such facts and circumstances.

SPECIAL MEETING OF COURTSIDE STOCKHOLDERS, PAGE 37

19.  WE NOTE THAT THE COMPANY HAS ELIMINATED THE REQUIREMENT THAT INVESTORS
     TENDER THEIR SHARES PRIOR TO THE SHAREHOLDER VOTE IN CONNECTION WITH THE
     EXERCISE OF THEIR CONVERSION RIGHTS. IN TEXT RESPONSIVE TO OUR PRIOR
     COMMENT 43 YOU INDICATE THAT THE CONVERTING

Mr. John Reynolds
June 4, 2007

     SHAREHOLDER MUST DELIVER ITS SHARES "PROMPTLY AFTER THE MEETING." PLEASE
     CLARIFY WHAT PROMPT MEANS, AS WELL AS WHETHER A FAILURE TO DELIVER PROMPTLY
     MAY RESULT IN A DENIAL OF PAYMENT.

     If otherwise proper elections to convert Public Shares to cash are made by the holders of Public Shares, after the meeting Courtside will send a notice to such holders advising them of the date by which they must deliver their shares to Courtside's transfer agent, which will be not less than __ days from the date of the notice, and stating that failure to make such timely delivery will result in a forfeiture of their right to receive cash for their Public Shares. This has been disclosed on page 41 of the proxy statement and the other places in which the issue is addressed. The word "promptly" has been removed from such disclosures. At this time, Courtside is still considering the time period, which has been left blank in the proxy statement for the time being.

20.  IN AN APPROPRIATE SECTION, PLEASE PROVIDE MORE DETAILED DISCLOSURE ABOUT
     THE COLUMBUS ACQUISITION, PARTICULARLY HOW IT WAS FINANCED. FOR EXAMPLE,
     EXPLAIN IF ACN FINANCED THE ACQUISITION WITH BORROWINGS FROM BANK OF
     MONTREAL. IF SO, STATE WHETHER THESE BORROWINGS WILL BE REPAID IN
     CONNECTION WITH THE CURRENT TRANSACTION. TELL US WHETHER THE COLUMBUS
     ACQUISITION IS BEING ADDED TO THE PROPOSED BUSINESS COMBINATION DOLLAR FOR
     DOLLAR OR WHETHER THE EXISTING ACN SHAREHOLDERS WILL REALIZE A GAIN.

     Disclosure regarding ACN's financing for the Columbus acquisition was included in the prior version of the preliminary proxy statement at page 154.
This disclosure on pages 43 and 165 has now been revised to state that the borrowings will be repaid in connection with the current transaction. We advise the Staff supplementally that the purchase price paid by ACN for the Columbus acquisition is being added to the purchase price to be paid by Courtside in the current transaction on a dollar-for-dollar basis (including transaction costs)
and that the existing ACN securityholder will not realize any additional gain as a result of the Columbus acquisition.

THE ACQUISITION PROPOSAL, PAGE 42

21.  PLEASE DISCLOSE THE TOTAL NUMBER OF SHARES YOU EXPECT TO ISSUE AS MERGER
     [SIC] CONSIDERATION, INCLUDING A DESCRIPTION OF THEIR TERMS IF DIFFERENT
     FROM YOUR CURRENTLY OUTSTANDING COMMON STOCK. IN ADDITION, PLEASE DESCRIBE
     ANY REGISTRATION RIGHTS ASSOCIATED WITH THESE SHARES.

     The disclosure on pages 43 and 46 has been revised as requested.

22.  ON PAGE 42 YOU DISCLOSE THAT ONE OF THE TWO REASONS THAT YOU AMENDED YOUR
     PURCHASE AGREEMENT WAS DUE TO THE "ANTICIPATED RESULTS FOR THE SECOND
     QUARTER OF 2007." PLEASE EXPAND ON THIS POINT TO DISCUSS THESE ANTICIPATED
     RESULTS AS WELL AS WHY THIS RISK WAS NOT ALLOCATED BETWEEN THE PARTIES IN
     THE INITIAL AGREEMENT.

     The disclosure on page 43 has been revised as requested. As described in the "Background to the Acquisition" (pages 58 and 62), representatives of
Courtside and ACN engaged in various discussions regarding tying the purchase price in part to a 2007 earnout; however, the parties could not reach agreement on this point. We advise the Staff supplementally that although the purchase agreement may be terminated upon the occurrence of

Mr. John Reynolds
June 4, 2007

a "material adverse change," Courtside and its counsel could not conclude that the decline reached such level and the parties did not negotiate a provision allocating risk in the event of adverse changes not sufficient to give a right to terminate.

23.  WE NOTE THAT THE COMPANY HAS ADDED A PARAGRAPH DISCUSSING THE ASSETS WHICH
     ARE BEING EXCLUDED FROM THE PURCHASE AGREEMENT. THESE ASSETS INCLUDE CASH
     AND ACCOUNTS RECEIVABLE THAT APPEAR TO BE ACN'S MAIN LIQUID ASSETS, PLEASE
     CLARIFY THIS STATEMENT. ALSO, YOU FURTHER STATE THAT "[T]HE EXCLUSION OF
     [THESE] ASSETS FROM THE TRANSACTION WILL NOT HAVE ANY MATERIAL ADVERSE
     IMPACT UPON COURTSIDE'S ABILITY TO OPERATE THE ACQUIRED BUSINESS." PLEASE
     ELABORATE ON THE BASIS FOR THIS STATEMENT, CLARIFYING THE EXPECTED CASH
     BALANCE IMMEDIATELY FOLLOWING THE MERGER AS COMPARED TO YOUR ANTICIPATED
     CURRENT LIABILITIES. IN ADDITION, PLEASE CLARIFY WHETHER YOU WILL BE IN
     VIOLATION OF YOUR DEBT COVENANTS IMMEDIATELY FOLLOWING THE MERGER. FINALLY,
     PLEASE CONFIRM THAT ALL OF YOUR PRO-FORMA PRESENTATIONS APPROPRIATELY
     REFLECT THESE EXCLUSIONS.

     The disclosure regarding the excluded assets on page 44 of the proxy statement has been expanded to address the issues raised by this comment.

24.  PLEASE EXPLAIN WHY THE SHARES ISSUABLE TO ACN AS MERGER CONSIDERATION WILL
     BE ADJUSTED IN THE EVENT THAT THE ACN SHAREHOLDERS PURCHASE OTHER SHARES
     FROM YOU. WHAT IS THE RELATIONSHIP BETWEEN THE TWO? IN ADDITION, ADVISE US
     OF THE EXTENT TO WHICH ACN SHAREHOLDERS COULD ENGAGE IN ARBITRAGE IF YOUR
     SHARE PRICE DECLINES BELOW THE $5.70 CONVERSION PRICE.

     We advise the Staff supplementally that the agreement negotiated by the parties (which is described in the discussion in the section entitled "The
Acquisition Proposal - Background of the Acquisition") provides that ACN and its affiliates will acquire a given amount of shares of Courtside stock, either through the issuance of shares as part of the purchase price to be paid to them in the acquisition or by open market or privately negotiated purchases. To the extent shares are purchased in the open market or in private transactions, the number of shares to be issued to them upon the closing of the acquisition will be reduced on a share-for-share basis and the cash portion of the acquisition price will be increased by an amount equal to the number of shares purchased multiplied by $5.70 per share. These arrangements do not constitute an adjustment or change to the amount of acquisition consideration - they will result only in a change to the portion of the consideration that is paid in cash and the portion that is paid by the issuance of Courtside shares. We do not believe that this arrangement offers the ACN shareholders the opportunity for arbitrage in the true sense of that term although if they purchase shares in the open market or privately below the $5.70 price they will get additional cash as part of the purchase price at the higher rate of $5.70 per share. If the transaction is not consummated and Courtside is liquidated, the ACN shareholders will realize profit to the extent that the average price paid by them for purchased shares is less than the per-share liquidation amount they will receive. We have been advised that neither ACN nor its affiliates currently intend to purchase any shares prior to the stockholder vote and do not intend in any event to purchase shares in the open market.

Mr. John Reynolds
June 4, 2007

25.  PLEASE REVISE YOUR DISCUSSION UNDER "PURCHASE PRICE ADJUSTMENTS" TO IMPROVE
     ITS CLARITY.

     The referenced discussion on page 47 has been revised with the aim of improving its clarity.

FINANCING COMMITMENTS, PAGE 47

26.  PLEASE CONFIRM TO US THAT THE ADVISORY FEE REFERENCED ON PAGE 47 AS PAYABLE
     TO BMO CAPITAL MARKETS IS THE SAME AS THE $250,000 WORK FEE REFERENCED ON
     PAGE 53.

     The two references are to the same $250,000 fee. The discussion on page 49 of the proxy statement has been clarified by stating the amount of the fee.

27.  WE NOTE THAT YOUR SENIOR SECURED NOTES WILL REQUIRE YOU TO PAY PRINCIPLE
     [SIC] AFTER A ONE YEAR GRACE PERIOD. HOWEVER, YOUR RISK FACTOR DISCLOSURE
     ONLY ADDRESSES THE CASH REQUIRED TO PAY INTEREST AND ASSUMES NO PRINCIPLE
     PAYMENT. PLEASE CLARIFY YOUR RISK FACTOR DISCLOSURE TO INDICATE WHEN YOU
     WILL BE REQUIRED TO REPAY THE PRINCIPLE AND INCLUDE AN ESTIMATE OF SUCH
     PAYMENTS.

     The risk factor has been revised to include the requested disclosure on page 28 of the proxy statement.

28.  ON PAGE 48 THE COMPANY HAS ADDED DISCLOSURE OF THE FEES AND EXPENSES
     ASSOCIATED WITH ITS DEBT. IT IS DIFFICULT FOR THE READER TO UNDERSTAND THE
     FORMULA-DRIVEN IMPACT OF THESE TERMS. PLEASE REVISE TO ADD DISCLOSURE
     ADDRESSING THE DOLLAR AMOUNT OF THE LIKELY ANNUAL RANGE OF EXPENSES AND
     FEES TO BE PAID. IN ADDITION, PLEASE REVISE TO INCLUDE A SUMMARY OF THE
     EXPECTED FEES AND EXPENSES ASSOCIATED WITH YOUR FINANCING ARRANGEMENTS AND
     DISCUSS THE IMPACT OF THESE PAYMENTS ON YOUR BUSINESS GOING FORWARD.
     FINALLY, PLEASE ENSURE THAT THE SUMMARY AND RISK FACTOR DISCLOSURE IS
     UPDATED IN RESPONSE TO THE FOREGOING COMMENTS.

     In accordance with a telephonic discussion with the Staff, we have added disclosure on page 49 summarizing the various fees and expenses associated with the debt with a reference to the more detailed discussion of the terms and conditions of the financing that follow.

29.  PLEASE REVISE YOUR RISK FACTOR DISCLOSURE TO CLARIFY THE TERMS OF YOUR
     SENIOR SECURED NOTES AND EXPLICITLY DISCUSS THEIR MANDATORY PREPAYMENT
     PROVISIONS.

     The risk factor has been revised to include the requested disclosure on page 28 of the proxy statement.

30.  WE NOTE THAT YOUR SENIOR SECURED NOTES CONTAIN SEVERAL CONDITIONS PRECEDENT
     TO YOUR CLOSING, INCLUDING RECEIPT OF A MINIMUM EQUITY CONTRIBUTION OF $75
     MILLION AND $12.5 MILLION IN MEZZANINE DEBT OR PREFERRED STOCK. PLEASE
     ELABORATE ON THESE CONDITIONS AND

Mr. John Reynolds
June 4, 2007

     THE ANTICIPATED PARTIES AND TERMS. IF TRUE, EXPLAIN THAT THE COMPANY
     CONTEMPLATES A $75 MILLION PRIVATE PLACEMENT.

     As we have advised the Staff telephonically, the $75 million "equity contribution" represents the existing funds in Courtside's trust account that will be applied in payment of the purchase price of the acquisition and does not require a private placement to be obtained. Accordingly, no changes to the proxy statement have been made in response to this comment.

31.  WITH RESPECT TO THE FOREGOING, WE ALSO REQUEST THAT THE COMPANY PROVIDE US
     WITH AN ANALYSIS OF WHETHER SUCH AN ISSUANCE WOULD BE THE SUBJECT OF PROXY
     SOLICITATIONS.

     Please refer to our response to comment 30.

32.  WE NOTE THAT A NUMBER OF ITEMS IN YOUR FINANCING RELATED DISCLOSURE ARE "TO
     BE DETERMINED." PLEASE ENSURE THAT YOUR DISCLOSURE IS UPDATED AS THESE
     ISSUES ARE RESOLVED.

     Updates of resolved issues have been made to the description of the financing commitments.

33.  ON PAGE 51 YOU DISCLOSE THAT AN IMPAIRMENT OF ANY SECURITY INTEREST WILL
     CONSTITUTE AN EVENT OF DEFAULT WHICH WOULD RESULT IN THE ACCELERATION OF
     YOUR DEBT. THE LENDER'S SECURITY INTEREST WOULD APPEAR TO COVER YOUR
     INTANGIBLE ASSETS, INCLUDING GOODWILL. WITH A VIEW TO DISCLOSURE, TELL US
     WHETHER A GOODWILL-RELATED IMPAIRMENT WOULD TRIGGER REPAYMENT AND PRESENT A
     RISK TO SHAREHOLDERS.

     The impairment of the security interest referred to in the term sheet does not relate to an impairment of the intangible assets, including goodwill, or other assets of Courtside. Rather, it is intended to refer to circumstances as a result of which the security interest ceases to be perfected or loses its desired seniority.

BACKGROUND OF THE ACQUISITION, PAGE 53

34.  PLEASE REVISE TO NAME THE NEW COLUMBUS CLUSTER PRESIDENT [SIC] AND CLARIFY
     THE EXTENT OF HIS PRIOR RELATIONSHIP WITH MESSRS. CARR AND WILSON.

     The requested disclosure has been made on page 43 of the proxy statement.

35.  PLEASE REVISE TO EXPAND YOUR DISCUSSION OF THE ANTICIPATED SHORTFALL FOR
     THE SECOND QUARTER OF 2007 AND THE REASONS FOR SUCH SHORTFALL, SUCH AS THE
     "CERTAIN SECOND QUARTER 2006 CUSTOMER ADVERTISING PROGRAMS NOT CONTINUING
     IN 2007." PLEASE EXPLAIN, WITH A PARTICULAR EMPHASIS ON THE EXPECTED
     LONGEVITY OF THE SHORTFALL. FOR EXAMPLE, DO YOU EXPECT THAT THE DECLINE IN
     REAL ESTATE ADVERTISING WILL CONTINUE, AND HOW MUCH OF AN IMPACT IS THIS
     HAVING ON YOUR SALES?

     The requested disclosure has been made on pages 62 and 63 of the proxy statement in the section entitled "The Acquisition Proposal -- Background of the
Acquisition."

Mr. John Reynolds
June 4, 2007

36.  PLEASE REVISE THE LAST FULL PARAGRAPH ON PAGE 51 AND WHERE APPROPRIATE TO
     ADDRESS THE EXTENT OF YOUR EFFORTS TO SECURE A LARGER FINANCING COMMITMENT
     AND SOURCE OF ADDITIONAL FINANCING IN THE EVENT MORE THAN 1.7% OF
     SHAREHOLDERS ELECT FOR CONVERSION. WITH RESPECT TO THE FINANCING
     COMMITMENT, WE NOTE PREVIOUS DISCLOSURE INDICATING THAT THE FINANCING
     COMMITMENT WAS FOR LESS THAN THE CURRENT AMOUNT.

     A new subsection entitled "Additional Financing Requirements" has been added at page 54 of the proxy statement in response to this comment.

37.  PLEASE INCLUDE THE FINANCING COMMITMENT AS AN APPENDIX.

     The financing commitments are now included as Annex L to the proxy statement.

38.  PLEASE CLARIFY THE SECOND FULL PARAGRAPH ON PAGE 61 WHERE YOU SAY THAT MR.
     HERNANDEZ "AGREE[D] TO A $5 MILLION REDUCTION IN THE CASH PURCHASE PRICE
     WITH $10 OF SUCH REDUCED PURCHASE PRICE . . ."

     The disclosure on page 63 of the proxy statement has been revised to clarify the paragraph referenced in the comment.

39.  PLEASE UPDATE YOUR DISCUSSION TO DISCLOSE ANY SHARE PURCHASES MADE BY ACN
     OR ITS AFFILIATES, INCLUDING:

          A.   THE DOLLAR AMOUNT OF SUCH PURCHASES;

          B.   THE NUMBER OF SHARES PURCHASED; AND

          C.   WHETHER THE SHARES WILL HE VOTED IN FAVOR OF THE TRANSACTION.

     ALSO,  TELL US WHETHER THE  PURCHASES  WERE  STRUCTURED TO COMPLY WITH RULE
     10B5-1.

     To date, no such purchases have been made. The disclosure will be revised as requested to the extent any such purchases are made. As stated in the response to comment 24, however, no open market purchases are intended to be made by ACN or its affiliates nor does ACN or its affiliates intend to purchase any shares prior to the stockholder vote.

40.  WE REISSUE OUR PRIOR COMMENT 62 IN PART. IT IS UNCLEAR HOW THE BOARD VALUED
     THE TARGET AND THE RANGE OF VALUES IT DETERMINED FOR ACN. ON PAGE 65 YOU
     DISCLOSE THAT THE TARGET'S ENTERPRISE VALUE WAS "ASSUMED" TO BE
     $165,000,000 BASED ON THE PURCHASE PRICE. EXPLAIN HOW THE BOARD DETERMINED
     THAT THE PRICE BEING PAID WAS FAIR FROM A FINANCIAL POINT OF VIEW.

     The disclosure on pages 68 through 72 has been appropriately revised. In addition, with respect to the last sentence of this comment, please refer to the last paragraph of the subsection entitled "Factors Considered by the Courtside
Board of Directors" on page 72, which states, that "Based on [such factors], our board of directors concluded that the purchase agreement with ACN is in the

Mr. John Reynolds
June 4, 2007

best interest of Courtside's stockholders." The board also obtained a fairness opinion, as is typical in transactions of this type, that the price being paid was fair from a financial point of view, which supported the board's conclusion that the purchase agreement is in the best interest of Courtside's stockholders.

41.  ON PAGE 65 YOU DISCLOSE THAT "[T]HE BOARD CONSIDERED THE VALUE OF ACN (AS
     OF THE DATE OF THE BOARD MEETING) IN RELATION TO ITS GROWTH POTENTIAL ..."
     PLEASE IDENTIFY THE BOARD MEETING DATE, EXPLAIN ANY SIGNIFICANCE OF THIS
     DATE COMPARED TO OTHER VALUATION DATES, AND ADDRESS THE BOARD'S
     CONSIDERATION OF THE TARGET'S VALUE RELATIVE TO THE PROPOSED ACQUISITION
     PRICE.

     The discussion of "Valuation" on pages 68 through 72 of the proxy statement has been extensively revised in response to comments 41, 42 and 44.

42.  PLEASE REVISE TO EXPAND ON YOUR PAGE 65 STATEMENT THAT NONE OF THE
     COMPARABLE COMPANIES USED BY THE BOARD IN ITS VALUATION ANALYSIS "HAVE
     CHARACTERISTICS SUBSTANTIALLY SIMILAR TO ACN." IT IS UNCLEAR HOW THE BOARD
     DETERMINED THAT THESE COMPANIES ARE "COMPARABLE," IF THEY HAVE NO
     CHARACTERISTICS THAT ARE SUBSTANTIALLY SIMILAR TO ACN. SPECIFICALLY ADDRESS
     THE DISSIMILARITIES BETWEEN THESE COMPANIES, INCLUDING, FOR EXAMPLE,
     REVENUES, REVENUE TYPES, MARKET CAPITALIZATION, ASSETS, ETC. IN ADDITION,
     PLEASE CLARIFY WHETHER THERE ARE ANY OTHER COMPANIES WITHIN THE COMMUNITY
     NEWSPAPER INDUSTRY WHICH WERE NOT INCLUDED IN THE ANALYSIS AND STATE THE
     REASON FOR THEIR EXCLUSION.

     The discussion of "Valuation" on pages 68 through 72 of the proxy statement has been extensively revised in response to comments 41, 42 and 44.

43.  PLEASE REVISE TO CLARIFY THE REFERENCE TO "STRONG READER LOYALTY" ON PAGE
     65. FOR EXAMPLE, WHAT DID THE MOST RECENT THIRD PARTY SURVEYS INDICATE
     ABOUT YOUR READERSHIP RATES, ETC.

     The disclosure on page 67 has been revised as requested.

44.  WE NOTE THAT THE COMPANY PRESENTS MEAN AND MEDIAN DATA ON PAGE 66. PLEASE
     CLARIFY THAT BECAUSE YOUR AVERAGES CONTAIN ONLY THREE COMPANIES, THEY MAY
     BE SKEWED IN ANY GIVEN YEAR BY FACTORS SPECIFIC TO A PARTICULAR COMPANY.
     AND EXPLAIN HOW THIS MAY UNDERCUT THE COMPARABILITY ANALYSIS DESPITE YOUR
     EFFORTS TO NORMALIZE RESULTS. IN ADDITION, EXPLAIN THAT YOUR EFFORTS TO
     NORMALIZE RESULTS, AS DISCLOSED ON PAGE 65, ADD A LEVEL OF SUBJECTIVITY TO
     THE ANALYSIS. PLEASE CLARIFY WHAT "ENTERPRISE VALUE/EBITDA AS A MULTIPLE OF
     PROJECTED LONG TERM GROWTH RATE" IS AND WHAT IT IS DESIGNED TO MEASURE.

     The discussion of "Valuation" on pages 68 through 72 of the proxy statement has been extensively revised in response to comments 41, 42 and 44.

45.  YOUR RESPONSE TO OUR PRIOR COMMENT 65 INDICATES THAT YOUR "BOARD DID NOT
     CONSIDER THE NEED TO INCUR INDEBTEDNESS AS A NEGATIVE FACTOR ..." AND THAT
     "IT EXPECTS THAT THE

Mr. John Reynolds
June 4, 2007

     LEVERAGE IT PROVIDES WILL ENABLE IT TO EARN RETURNS, THROUGH EXPANSION,
     ACQUISITIONS, AND INCREASED EFFICIENCIES, GREATER THAN THE COST OF THE
     DEBT," HOWEVER THE FINANCIAL MODELS USED APPEAR TO ASSUME A 7% GROWTH RATE
     WHILE YOUR INTEREST RATES APPEAR TO BE 1.2% HIGHER. PLEASE CLARIFY AND
     INCORPORATE YOUR RESPONSE TO THIS COMMENT INTO AN APPROPRIATE PLACE IN YOUR
     DISCLOSURE.

     The 7% figure is a reference to a historical revenue growth rate, while the interest rate is calculated as a percentage of total cash pay debt and is not a growth rate. Thus, we do not believe the two rates should be the subject of comparison. As is stated on page 2, cash pay interest payments will be due on approximately $106.3 million of Courtside's indebtedness and will be approximately $9,300,000 per year, assuming interest at 8.36% per annum for certain portions and 8.61% for the remainder and no repayment of principal. As long as cash flow is generated in excess of the cash interest expense amount, which has been the case in ACN's own experience and which Courtside believes, will continue to be its experience after the closing, and as principal is paid down, returns will be generated that are greater than the cost of the debt.
Accordingly, we do not believe that the disclosure in the proxy statement need be revised in response to this comment.

46.  WE REISSUE PRIOR COMMENT 66. PLEASE INCLUDE IN THE APPENDIX THE UNDERLYING
     ASSUMPTIONS AND ANALYSES THAT CAPITALINK USED IN FORMULATING THE OPINION.

     In accordance with our telephonic discussion with the Staff, we are enclosing as supplemental information the presentation booklets given by
Capitalink to the members of Courtside's board of directors at the meetings of the board held to consider the transaction.

     Pursuant to Rule 83 of the SEC's rules and regulations relating to SEC records and information, 17 C.F.R. Section 200.83, we hereby request that confidential treatment be accorded these booklets and that such material not be disclosed in response to any inquiry under the Freedom of Information Act (5
U.S.C. Section 552). Please promptly inform us of any request under the Freedom of Information Act or otherwise so that we may substantiate this request for confidential treatment according to Rule 83. Both booklets being delivered to the Staff have been marked with a legend substantially similar to the following:
"Confidential Treatment Requested by Courtside Acquisition Corp. and Capitalink
L.C." In addition to our request for confidential treatment of the list, we request that any memoranda, notes or other writings made by any member or employee of the Commission relating to the foregoing or any conference or telephone conversation with respect thereto any any copies or extracts of any of the foregoing be withheld from public availability pursuant to 5 U.S.C. Section
552(b) and 17 C.F.R. Section 200.80(b)(4).

CAPITALINK FAIRNESS OPINIONS, PAGE 69

47.  ON PAGE 77 YOU DISCLOSE THAT YOUR INVESTMENT BANKER "NOTED THAT ACN'S
     INDICATED ENTERPRISE VALUE RANGE IS HIGHER THAN THE PURCHASE PRICE RANGE."
     PLEASE REVISE TO CLARIFY THE OVERLAP BETWEEN THE RANGES AND EXPLAIN THEIR
     UNDERLYING ASSUMPTIONS.

     The referenced disclosure on page 81 has been revised to state that the indicated enterprise value range is "generally" higher than the purchase price range. The underlying assumptions for the purchase price calculation are explained on page 81 under the section "Purchase Price Overview." The underlying assumptions for the indicated enterprise value range are explained on pages 81 through 84.

48.  PLEASE EXPLAIN THE MEANING OF YOUR STATEMENT THAT "CAPITALINK DID NOT
     EVALUATE THE SOLVENCY OR FAIR VALUE OF COURTSIDE OR ACN UNDER ANY FOREIGN,
     STATE OR FEDERAL LAWS RELATING TO BANKRUPTCY, INSOLVENCY OR SIMILAR
     MATTERS."

     The statement means that Capitalink did not opine on the solvency of either
Courtside or ACN. The disclosure on page 75 has been revised to so indicate.

Mr. John Reynolds
June 4, 2007

49.  WE DO NOT BELIEVE THAT THE COMPANY HAS RESPONDED ENTIRELY TO OUR PRIOR
     COMMENT 69. ACCORDINGLY, WE REISSUE A MODIFIED VERSION OF THAT COMMENT.
     PLEASE RECONCILE YOUR INCLUSION OF DETAILED INFORMATION FROM THE OPINION
     AND RECOMMENDATION THAT SHAREHOLDERS REVIEW THE OPINION WITH YOUR
     DISCLOSURE THAT SHAREHOLDERS MAY NOT RELY ON THE OPINION.

     Detailed information concerning Capitalink's opinion has been included in the proxy statement so that readers would be informed of what was presented to and considered by Courtside's board of directors. If a stockholder believes that such information is inaccurate or misleading, he would be entitled to claim that the board acted improperly in relying upon it. We don't believe that such belief would necessarily entitle a stockholder to make a claim against Capitalink.

50.  PLEASE PROVIDE ADDITIONAL FINANCIAL DATA SUPPORTING THE COMPARABILITY OF
     THE COMPANIES PRESENTED IN YOUR COMPARABLE TRANSACTION ANALYSIS ON PAGE 79.

     The table on page 84 has been expanded to include a column setting forth the enterprise value to EBITDA multiple for each of the transactions listed.

PRO FORMA FINANCIAL STATEMENT, PAGE 89

51.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 81 OF OUR LETTER DATED APRIL 13,
     2007. PLEASE EXPLAIN IN MORE DETAIL WHY YOU BELIEVE THAT THE FAIR VALUE OF
     THE DEFERRED REVENUE IS EQUAL TO ITS RECORDED BOOK VALUE. BASED ON YOUR
     RESPONSE, IT WOULD APPEAR THAT THE CIRCUMSTANCES IN WHICH YOU WOULD BE
     REQUIRED TO REFUND THE SUBSCRIPTION AMOUNT TO THE SUBSCRIBER WOULD
     REPRESENT A RELATIVELY SMALL PERCENTAGE OF THE TRANSACTIONS NOTED. IN
     CIRCUMSTANCES WHERE YOU ARE REQUIRED TO PERFORM THE CONTRACTED SERVICES
     WITH THE SUBSCRIBERS, IT WOULD APPEAR THAT THE INCREMENTAL COSTS TO MEET
     THIS LEGAL PERFORMANCE OBLIGATION WOULD BE MINIMAL. FURTHER, WE NOTE THAT
     THE AMOUNT OF DEFERRED REVENUE REFLECTED IN THE PRO FORMA FINANCIAL
     STATEMENTS EXCEEDS THE COMBINED BOOK VALUE OF THE DEFERRED REVENUE RECORDED
     BY ACN AND CMM. PLEASE ADVISE AND REVISE YOUR DISCLOSURES TO STATE WHY YOU
     BELIEVE THAT THE AMOUNT OF DEFERRED REVENUE REFLECTED IN THE PRO FORMA
     FINANCIAL STATEMENTS REPRESENTS THE FAIR VALUE OF THE LEGAL PERFORMANCE
     OBLIGATION TO THE ACQUIRING ENTITY IN ACCORDANCE WITH EITF 01-03.

Mr. John Reynolds
June 4, 2007

     This response is based on the telephone call between Carlton Tartar, SEC
Assistant Chief Accountant, Dan Wilson, Chief Financial Officer of ACN and Carl
Harnick, Chief Financial Officer of Courtside on Friday, June 1, 2007. Based on
this conversation, we have revised our pro forma computation for deferred revenue to reduce the balance as of March 31, 2007. Our adjustments have reduced the liability to an amount that now represents the cost to produce and deliver our publications and includes no incremental gross profit.

     Based on the Staff's question in the penultimate sentence of comment 51,
ACN has reviewed the C.M. Media, Inc. accounting for deferred revenue and adjusted the C.M. Media, Inc. March 31, 2007 and March 31, 2006 financial statements and has eliminated the proposed pro forma adjustments that were questioned.

Mr. John Reynolds
June 4, 2007

THE DIRECTOR ELECTION PROPOSAL, PAGE 106

52.  PLEASE PROVIDE THE DISCLOSURES REQUIRED BY ITEM 402 OF REGULATION S-K FOR
     ACN'S MANAGEMENT.

     The disclosures required by Item 402 have been included on pages 145 through 148 of the proxy statement.

BUSINESS OF ACN, PAGE 122

53.  WE NOTE THAT THE COMPANY HAS REVISED ITS TEXT IN RESPONSE TO OUR PRIOR
     COMMENT 103 REGARDING ITS GROWTH RELATED ASSERTIONS. IN RESPONSE YOU
     INDICATE ORGANIC GROWTH OF APPROXIMATELY 6.5% BUT DO NOT SPECIFY WHAT
     GROWTH YOU ARE MEASURING. ALSO, YOUR ACQUISITION RELATED GROWTH DISCUSSION
     IS UNCLEAR. PLEASE REVISE TO CLARIFY BOTH WHAT GREW AND THE ASSUMPTIONS
     USED TO DETERMINE SUCH GROWTH.

     The disclosure on pages 127 and 147 has been clarified and we have added the assumptions associated therewith.

54.  WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 105. WE CONTINUE TO BELIEVE THAT
     AN UNDERSTANDING OF THE CIRCUMSTANCES LEADING UP TO SUCH AN AGREEMENT IS
     IMPORTANT TO INVESTORS. ACCORDINGLY, PLEASE DISCUSS THE CIRCUMSTANCES,
     FINANCIAL, BUSINESS AND ECONOMIC, THAT LED THE COMPANY INTO THAT POSITION.
     ALSO, INCLUDE A DISCUSSION OF THE RELEVANT FACTORS THAT HAVE AND HAVE NOT
     CHANGED SINCE THIS TIME.

     The disclosure on page 128 has been revised as requested. However, as the relevant disclosure relates to an unrelated third party, we have clarified that these are management's beliefs only.

55.  WE REISSUE PRIOR COMMENT 106. PLEASE REVISE ACCORDINGLY.

     The disclosure on page 128 has been revised as requested.

56.  WE WERE UNABLE TO UNDERSTAND YOUR RESPONSE TO OUR PRIOR COMMENT 111. PLEASE
     ADVISE.

     The disclosure on page 133 has been further revised as requested.

57.  WE NOTE YOUR RESPONSE TO PRIOR COMMENTS 119 AND 120. PLEASE IDENTIFY FOR US
     THE "CERTAIN MEMBERS OF EXECUTIVE MANAGEMENT" PREVIOUSLY DISCLOSED AND THE
     DATE OF THE 2006 DISTRIBUTIONS, AND QUANTIFY THE TOTAL VALUE RECEIVED.
     ALSO, ADVISE US IN QUANTIFIED TERMS OF THE "CONSISTENT VALUATION UTILIZING
     THE DECEMBER 2004 ACQUISITION" THAT WAS USED TO VALUE THE UNITS.

Mr. John Reynolds
June 4, 2007

     The following distributions were made in December 2005 (previously disclosed incorrectly as having occurred in 2006), following the disposition of the Kansas City assets:

                     Entity                    Distribution
-------------------------------------------   --------------
Spire Capital Partners L.P., and affiliates   $ 5,073,475.74
Wachovia Capital Partners 2004 LLC              5,073,475.74
Eugene M. Carr                                    696,416.66
Daniel J. Wilson                                  460,262.80
Jeffrey B. Coolman                            $   196,369.06
                                              --------------
   Total:                                     $11,500,000.00
                                              ==============

     The value of the Units issued in 2005 was determined by first valuing ACN as a whole, based on a multiple of its EBITDA, which was the valuation method used in connection with the acquisition of the business in 2004. The multiple used in 2005 was the same multiple that was used in valuing ACN in the 2004 acquisition. This multiple was applied to the EBITDA of ACN to determine the gross enterprise value, from which liabilities and preferred equity were deducted. The residual amount was zero, indicating no value to the Class A-1
(profits interests) Units.

ACN'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS, PAGE 141

58.  WE NOTE YOUR RESPONSE TO COMMENT 121. WE CONTINUE TO BELIEVE THAT YOUR
     OVERVIEW COULD BE IMPROVED WITH A MORE SPECIFIC DISCUSSION IN THIS SECTION.
     FOR EXAMPLE, WE NOTE PRESS RELEASES INDICATING THAT A DECLINE IN LOCAL REAL
     ESTATE MARKETS HAS LED TO A DECLINE IN YOUR ADVERTISING REVENUES. PLEASE
     REVISE TO PROVIDE MORE DETAILED AND SPECIFIC DISCLOSURE IN RESPONSE TO OUR
     PRIOR COMMENT. FOR EASE OF REFERENCE OUR PRIOR COMMENT WAS:

          A.   THE MD&A SECTION IS ONE OF THE MOST CRITICAL ASPECTS OF YOUR
               DISCLOSURE, AS SUCH, WE ASK THAT YOU REVISE THIS SECTION TO
               PROVIDE A DETAILED EXECUTIVE OVERVIEW TO DISCUSS THE EVENTS,
               TRENDS, AND UNCERTAINTIES THAT MANAGEMENT VIEWS AS MOST CRITICAL
               TO THE COMPANY'S REVENUES, FINANCIAL POSITION, LIQUIDITY, PLAN OF
               OPERATIONS AND RESULTS OF OPERATIONS, IN AN EFFORT TO ASSIST YOU
               IN THIS REGARD, PLEASE REFER TO THE GUIDANCE IN SEC RELEASE
               33-8350, AVAILABLE ON THE SEC WEBSITE AT
               WWW.SEC.GOVIRULES/INTERP/33-8350.HTM, THIS GUIDANCE IS INTENDED
               TO ELICIT MORE MEANINGFUL DISCLOSURE IN MD&A IN A NUMBER OF
               AREAS, INCLUDING THE OVERALL PRESENTATION AND FOCUS OF MD&A, WITH
               GENERAL EMPHASIS ON THE DISCUSSION AND ANALYSIS OF KNOWN TRENDS,
               DEMANDS, COMMITMENTS, EVENTS AND

Mr. John Reynolds
June 4, 2007

               UNCERTAINTIES, AND SPECIFIC GUIDANCE ON DISCLOSURES ABOUT
               LIQUIDITY, CAPITAL RESOURCES AND CRITICAL ACCOUNTING.

     The disclosure in "ACN's Management's Discussion of Analysis of Financial
Condition and Results of Operation" has been revised throughout as requested, including pages 150 through 158 and page 163.

59.  WE NOTE THE ADDED TEXT ON PAGE 145 IN RESPONSE TO COMMENT 125. PLEASE
     REVISE TO ESTIMATE THE TAX PAYMENTS THAT YOU WOULD HAVE MADE FOR THE PRIOR
     YEAR TO GIVE INVESTORS A BETTER UNDERSTANDING OF YOUR FINANCIAL PICTURE
     GOING FORWARD.

     The referenced disclosure has been revised as requested on page 155.

RESULTS OF OPERATIONS, PAGE 146

60.  PLEASE DISCLOSE THE DATE OF THE AMENDMENT ONE ACQUISITION AND CLARIFY HOW
     IT MATERIALLY AFFECTED YOUR RESULTS OF OPERATIONS.

     The referenced disclosure has been revised as requested, including on pages
156 through 161.

61.  PLEASE EXPLAIN WHY YOUR BAD DEBT WRITE-OFFS INCREASED FOR THE YEAR-ENDED
     DECEMBER 31, 2006.

     The referenced disclosure has been revised as requested on page 159.

62.  PLEASE EXPLAIN THE NATURE OF THE 2005 LITIGATION ACTIVITIES WHICH CAUSED
     LEGAL EXPENSES TO INCREASE BY $0.1 MILLION.

     The referenced disclosure has been revised as requested on page 160.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 150

63.  WE DO NOT BELIEVE THAT THE COMPANY'S RESPONSE TO OUR PRIOR COMMENT 131 IS
     SUFFICIENTLY DETAILED. ACCORDINGLY, WE REISSUE THAT COMMENT.

     The referenced disclosure has been revised as requested on pages 161 through 165.

64.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 156. PLEASE CLARIFY THE USE AND
     REASONS FOR THE CALCULATION OF COMPOUNDED GROWTH RATES.

     The requested disclosure has been added on page 66, where compounded annual growth rates are first discussed in the proxy statement.

FINANCIAL STATEMENTS, PAGE FS-1 NOTE B SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES, PAGE FS-9

65.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 80. PLEASE REVISE YOUR DISCLOSURES
     TO DEFINE MASTHEADS, AND TO STATE THE FACTORS THAT YOU CONSIDERED IN
     DETERMINING THAT THESE ASSETS HAD AN INDEFINITE USEFUL LIFE. TO THE EXTENT
     THAT YOUR EVALUATION WAS BASED IN WHOLE OR

Mr. John Reynolds
June 4, 2007

     IN PART ON ANALYSIS PERFORMED BY VALUATION FIRMS OR OTHER THIRD PARTIES,
     IDENTIFY THE EXPERTS USED.

     The referenced disclosure has been revised as requested to include a definition of mastheads and the factors used in determining their indefinite life.

66.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 144. PLEASE REVISE YOUR DISCLOSURES
     TO INCLUDE ADDITIONAL INFORMATION SIMILAR TO THAT PROVIDED IN YOUR
     SUPPLEMENTAL RESPONSE. WITH RESPECT TO TRANSACTIONS THAT INVOLVE THE
     EXTENSION OF CREDIT, STATE HOW YOU DETERMINED THAT PERSUASIVE EVIDENCE OF
     AN ARRANGEMENT EXISTS, THAT THE SALES PRICE IS FIXED AND DETERMINABLE, AND
     THAT COLLECTIBILITY IS REASONABLY ASSURED.

     The referenced disclosure has been revised as requested to include the detail provided in our letter dated May 9, 2007.

NOTE C -- ACQUISITIONS AND DISPOSITIONS, PAGE FS-12

67.  WE NOTE YOUR RESPONSES TO PRIOR COMMENTS 79 AND 145. TO THE EXTENT THAT
     REFERENCES ARE MADE TO VALUATIONS PERFORMED BY THIRD PARTIES (EVEN IF THE
     VALUATION IS ONLY ONE OF SEVERAL FACTORS CONSIDERED), THE EXPERT(S) MUST BE
     SPECIFICALLY IDENTIFIED. PLEASE REVISE THE FILING TO EITHER NAME EACH OF
     THE EXPERTS USED, OR ALTERNATIVELY, TO ELIMINATE ALL REFERENCES TO RELIANCE
     ON THE WORK PERFORMED BY OTHERS, SUCH AS THIRD PARTY INDEPENDENT
     APPRAISALS. IN ADDITION, PLEASE NOTE THAT CONSENT(S) OF ANY EXPERTS USED
     WILL BE REQUIRED TO BE FILED AS AN EXHIBIT TO ANY REGISTRATION STATEMENT OR
     EXCHANGE ACT FILING THAT IS INCORPORATED BY REFERENCE INTO A REGISTRATION
     STATEMENT.

     The referenced disclosure has been revised as requested and references to third party appraisals have been eliminated.

68.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 141. PLEASE TELL US HOW YOU
     DETERMINED THAT THE ACQUISITION OF SUBURBAN WASHINGTON NEWSPAPERS, INC. BY
     ACN IN 2005 WAS SIGNIFICANT, BUT THAT THE ACQUISITIONS OF MONTICELLO TIMES,
     INC. AND HARTMAN NEWSPAPERS, L.P. WERE NOT SIGNIFICANT. WE NOTE THAT BASED
     ON YOUR DISCLOSURES ON PAGES 141-142, IT APPEARS THAT THE PURCHASE PRICE
     FOR THE ACQUISITION OF HARTMAN NEWSPAPERS EXCEEDED THE AMOUNT PAID FOR THE
     ACQUISITION OF SUBURBAN WASHINGTON NEWSPAPERS, WHICH WAS DETERMINED TO BE
     SIGNIFICANT. PROVIDE ALL SUPPORTING CALCULATIONS.

     Prior to the Columbus acquisition, the following levels of significance were calculated, as measured against ACN's financial statements for the year ended December 31, 2006. The boxed items represent the highest levels of significance for each acquisition. The total of these items is 34.2%.

Mr. John Reynolds
June 4, 2007

                                                                       SAB 80 Test
                                                        --------------------------------------
                                                            Asset      Investment     Income
                                                        -----------   -----------   ----------

ACN Consolidated - FYE December 31, 2006                $95,963,830   $95,963,830   $4,625,810
Monticello (2004) (Acquired May 31, 2005)               $ 1,649,250   $ 1,649,250   $   37,063
                                                                      -----------
   % - 2006                                                     1.7%          1.7%         0.8%
                                                                      -----------
Hartman (2004) (Acquired July 29, 2005)                 $ 7,710,012   $ 7,710,012   $  429,985
                                                                                    ----------
   % - 2006                                                     8.0%          8.0%         9.3%
                                                                                    ----------
Suburban Washington (2004) (Acquired August 31, 2005)   $ 6,050,331   $ 6,050,331   $ (799,833)
                                                                                    ----------
   % - 2006                                                     6.3%          6.3%       (17.3)%
                                                                                    ----------
AOI (2005) (Acquired March 24, 2006)                      5,622,634     5,622,634       42,041
                                                                      -----------
   % - 2006                                                     5.9%          5.9%         0.9%
                                                                       ----------

     Based on these significance tests, more audited financial statements were needed in 2005 to obtain the required 80% coverage required per SAB 80. At this time, it was determined that the 2005 audit of Suburban Washington Newspapers,
Inc. for the eight months prior to its acquisition in 2005, would allow ACN to achieve the required 80% level. Stoy, Malone & Company, P.C. was engaged to complete this audit. The following table displays the compliance with the
Suburban Washington Newspapers, Inc. audit for the eight months ended August 31,
2005.

                                                        2004    2005    2006
                                                       -----   -----   -----
Maximum Coverage Attainable                            100.0% 100.0% 100.0%

Aggregate Significance at Highest Level:
----------------------------------------
Monticello (Investment Test)                            (1.7)%  (1.7)%  (1.7)%
Hartman (Income Test)                                   (9.3)%  (9.3)%  (9.3)%
Sun Gazette (Income Test)                              (17.3)% (17.3)% (17.3)%
AOI (Investment Test)                                   (5.9)%  (5.9)%  (5.9)%
                                                       -----   -----   -----
   Current Coverage                                     65.8%  65.8%  65.8%
                                                       -----   -----   -----
Add Backs for Inclusion in Audit Period:
Monticello - 2005                                        0.0%    0.0%    1.7%
Hartman - 2005                                           0.0%    0.0%    9.3%
Sun Gazette - 2005                                       0.0%   17.3%   17.3%
AOI - 2006 (included for 9 months in ACN 2006 audit)     0.0%    0.0%    5.9%
                                                       -----   -----   -----
      Adjusted Coverage                                 65.8%   83.1%  100.0%
                                                       -----   -----   -----
   Coverage Required Under SAB 80                       60.0%   80.0%   90.0%
                                                       =====   =====   =====

Mr. John Reynolds
June 4, 2007

     Subsequent to the engagement of Stoy, Malone & Company, P.C. to complete this audit, ACN acquired Columbus, which had full audits for 2004, 2005 and
2006. When significance is calculated utilizing a December 31, 2006, pro forma for the Columbus acquisition as a measurement, these tests are completely met without the audit of Suburban Washington Newspapers, Inc.

69.  WE NOTE YOUR RESPONSE TO PRIOR COMMENT 145. PLEASE REVISE YOUR DISCLOSURES
     TO SEPARATELY STATE THE CASH PAID FOR EACH OF THE ACQUISITIONS DISCLOSED.

     The referenced disclosure has been revised as requested and the cash paid for each of the acquisitions has been disclosed.

OTHER

70.  WE NOTE THE FORM 8-K FILED MAY 4, 2007 AND THE STATEMENT THAT
     EARLYBIRDCAPITAL, INC. IS ASSISTING YOU IN MAKING PRESENTATIONS TO YOUR
     INVESTORS AND POTENTIAL INVESTORS. PLEASE REVISE THE PROXY STATEMENT TO
     EXPAND ON THE ROLE THAT EARLYBIRD IS PLAYING, INCLUDING THE EXTENT TO WHICH
     IT IS ASSISTING IN ANY REQUIREMENT THAT COURTSIDE COMPLETE A PRIVATE
     PLACEMENT IN CONNECTION WITH THE PROPOSED BUSINESS TRANSACTION.

     The discussion on page 38 of the proxy statement has been revised to address the issues raised in the comment. As discussed in our response to comment 30, there is no requirement that Courtside complete a private placement in connection with the proposed business transaction with respect to which
EarlyBirdCapital would be providing assistance.

71.  WE NOTE YOUR RESPONSE TO COMMENT 96. PLEASE ADVISE US WHY THE AGREEMENT
     WITH ALPINE WOULD NOT BE CONSIDERED DEFINITIVE. ADVISE US IF THERE IS A
     RISK OF NON-PERFORMANCE BY ALPINE AND EXPLAIN ON WHAT BASIS ALPINE IS
     EXPECTED TO CONTINUE TO PERFORM IF THERE IS NO SUCH DEFINITIVE AGREEMENT.

     Our answer to prior comment 96 should have referred to "material definitive agreement" and not "definitive agreement." Obviously, the form agreements executed in connection with the Alpine Capital Bank are definitive. However, they are not material and, accordingly, we do not believe they are required to be the subject of disclosure under Item 1.01 of Form 8-K. Copies of such forms will be sent to the Staff as supplemental information. We note that, as disclosed on page 172 of the proxy statement, there are no longer any funds in the account and thus believe that no further disclosure is necessary.

     We greatly appreciate the prompt response of the Staff to the changes that were made in Amendment No. 1. In light of the need for Courtside to complete its business combination by July 7, 2007, it would like to hold its special meeting by the end of this month to leave a little room for the unexpected and we look forward to a similarly prompt response to this filing.

                                        Very truly yours,

                                        Noah Scooler